EXHIBIT 99.4

RADVISION LTD.
Press Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

RADVISION DEMONSTRATES MULTI-PARTY TELEPRESENCE WITH APPLE IPAD CONNECTIVITY CAPPING SERIES OF INNOVATIVE PRODUCT INTRODUCTIONS

RADVISION Showcases New and Innovative Video Conferencing Solutions at InfoComm

LAS VEGAS InfoComm and TEL AVIV, June 9, 2010 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that it will showcase a series of new and innovative solutions including telepresence connectivity, mobile conferencing and solutions for the SMB market at the InfoComm Exhibition in Las Vegas from June 9 – 11.

“We are extremely proud to showcase our latest innovations of the SCOPIA conferencing solution at InfoComm,” said Boaz Raviv, CEO of RADVISION.  “RADVISION’s advancements further enhance productivity and extend the reach of video conferencing for the increasingly mobile and distributed workforce.  These innovative solutions are key examples of RADVISON’s transformation from an infrastructure provider to delivering a full portfolio of video conferencing solutions.”

At InfoComm booth N2231 in the Conferencing Pavilion, RADVISION will be showcasing the complete SCOPIA conferencing portfolio including the following key demonstrations:

SCOPIA XT1000 HD Room System:  The SCOPIA XT1000 incorporates the latest state-of-the-art technology with an impressive price-performance design.  The SCOPIA XT1000 supports dual 1080p, 30 frames per second video streams, with unequalled performance at its price point.  The second 1080p video stream can be used with an additional 1080p camera or with a PC for high resolution data collaboration.  The SCOPIA XT1000 is available with a 9 participant embedded HD Multi-party Conferencing Unit (MCU) – the highest capacity embedded MCU in the industry today.

SCOPIA XT1000 SMB Solution: The SCOPIA XT1000 SMB solution is a unique video conferencing solution especially suited to the communication requirements of Small and Medium Businesses (SMB) combining HD room system capabilities, embedded multi-party conferencing, desktop conferencing and firewall traversal into the only integrated solution of its kind available.

SCOPIA VC240 HD Desktop System: The RADVISION and Samsung jointly developed SCOPIA VC240 integrates advanced video conferencing into a Samsung high resolution 24-inch multimedia LCD monitor.  The system delivers to users all the benefits of HD video communications as well as bi-directional data sharing at a fraction of the cost of competing hardware solutions, dramatically increasing the ROI of a video conferencing deployment.

Advanced Data Collaboration: SCOPIA advanced data collaboration provides interoperability through H.239 with video conferencing systems, along with advanced data collaboration features and connectivity to devices such as the Apple® iPad™ and iPhone® that H.239 alone does not offer.

Telepresence Interoperability: With telepresence interoperability, the SCOPIA Elite MCU connects with telepresence systems from Cisco, Logitech/LifeSize, Polycom and Tandberg, allowing telepresence users to view all meeting participants in a multi-party call, including those on traditional video conferencing systems or telepresence systems from other vendors.

Apple iPad to Telepresence Connectivity:  Expanding on the telepresence interoperability demonstration, RADVISION will show multi-party video conferencing including telepresence systems, traditional video conferencing systems and receiving the multi-party video conference on the Apple iPad.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com and community.radvision.com. For more information about RADVISION, visit www.radvision.com.

* The data collaboration technology mentioned above is patent pending.

Apple®, iPhone® and iPad™ are trademarks of Apple Inc., registered in the U.S. and other countries.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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